File No. 82-34719

SECURITAS

Press Release from Securitas AB

October 26, 2005

Securitas to publish Interim Report 2005 on Friday, November 4, 2005

Securitas will publish its January-September 2005 financial report on Friday November 4 at 8.00 a.m. (CET). The report will be available on Securitas web site immediately after publishing.

Agenda (CET)

8.00 a.m. **Report Release**
The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.

9.30 **Presentation slides will be available at www.securitasgroup.com**

10.00-11.00 **Information meeting:**
Securitas Senior Management to present the report and answer questions.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
Management will be available one hour after the information meeting for interviews.

To follow the presentation via Internet, go to **www.securitasgroup.com.**
To follow the presentation via telephone (and participate in Q&A session), call **+44 (0) 207 162 0081**

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until November 18th on: **+44 (0) 207 031 4064, access code: 680711**

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For further information please contact:

Henrik Brehmer, SVP Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192 (mob)

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

SECURITAS

Securitas AB

Interim Report
January – September 2005

Continued strong development in the USA and full year forecast maintained

- **Sales** in the third quarter increased by 5 percent to MSEK 16,874 (15,182), adjusted for changes in exchange rates, acquisitions and divestitures. In the first nine months of the year sales increased by 4 percent to MSEK 48,303 (44,465), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income** in the third quarter increased by 3 percent to MSEK 1,134 (1,071), adjusted for changes in exchange rates. Operating margin was 6.7 percent (7.1). In the first nine months of the year operating income increased by 6 percent to MSEK 3,104 (2,911), adjusted for changes in exchange rates. Operating margin was 6.4 percent (6.5).
- **Income before taxes** in the third quarter increased by 4 percent (4 percent adjusted for IAS 39 revaluations and restructuring costs) to MSEK 978 (911), adjusted for changes in exchange rates. In the first nine months of the year income before taxes increased by 7 percent (7 percent adjusted for IAS 39 revaluations and restructuring costs) to MSEK 2,642 (2,439), adjusted for changes in exchange rates.
- **Net income** in the third quarter increased by 7 percent to MSEK 725 (677). In the first nine months of the year the increase was 7 percent to MSEK 1,958 (1,831).
- **Earnings per share** after taxes increased by 8 percent to SEK 1.95 (1.81) in the third quarter. In the first nine months of the year the increase was 7 percent to SEK 5.27 (4.92).
- **Free cash flow** in the third quarter amounted to MSEK 773 (512) representing 97 percent (72) of adjusted income. In the first nine months of the year free cash flow amounted to MSEK 1,312 (1,512) representing 63 (77) percent of adjusted income.

Comments from the CEO, Thomas Berglund

"Most important in the third quarter is the continuous improvement in Security Services USA with 6 percent organic sales growth and an operating margin improvement with half a percentage point from the low point in the fourth quarter 2004. Security Services USA is now a stable operation with strong momentum for continued development of organic sales growth and margins.

Security Services Europe is since many years delivering good organic sales growth and has reached close to 8 percent operating margin through continuous refinement. Security Services Europe is now preparing for the next step, where further specialization and focus on specific customer segments will continue to drive organic sales growth and margin improvements.

With strong development also in Securitas Systems and Direct and with positive, even though somewhat slow, development in Cash Handling Services, Securitas is prepared for the continued journey.

Continued strong performance in Security Services USA and expected improvements in Security Services Europe will give a strong fourth quarter and a maintained full year forecast 2005. The organic sales growth for the full year 2005 is expected to be in line with the first nine months of 2005 and income before tax, adjusted for changes in exchange rates and including revaluation of financial instruments and restructuring costs is expected to increase in the range of 10 to 15 percent compared to 2004."

Key Financial Data

MSEK	Q3 2005	Q3 2004 [3]	Total change,%	9M 2005	9M 2004 [3]	Total change,%
Total Sales	**16,874**	**15,182**	*11*	**48,303**	**44,465**	*9*
Organic sales growth, % [1]	*5*	*4*		*4*	*3*	
Operating income	**1,134**	**1,071**	*6*	**3,104**	**2,911**	*7*
Operating margin, %	*6.7*	*7.1*		*6.4*	*6.5*	
Real change, % [2]	*3*	*20*		*6*	*13*	
Income before taxes	978	911	*7*	2,642	2,439	*8*
Real change, % [2]	*4*	*35*		*7*	*23*	
Net income	725	677	*7*	1,958	1,831	*7*
Free cash flow	**773**	**512**		**1,312**	**1,512**	
% of adjusted income	*97*	*72*		*63*	*77*	
Operating capital employed	**-**	**-**		**8,387**	**7,033**	
Operating capital employed as % of sales	-	-		*13*	*12*	
Capital employed	**-**	**-**		**26,595**	**23,681**	
Return on capital employed, %	-	-		*16*	*17*	
Earnings per share after taxes, SEK	1.95	1.81	*8*	5.27	4.92	*7*

1) Adjusted for changes in exchange rates, acquisitions and divestitures
2) Adjusted for changes in exchange rates
3) Adjusted for changes in accounting principles according to IFRS

Organic Sales Growth and Operating Margin Development

	Q3 2005			9M 2005		
MSEK	**Organic sales growth, %**	**Operating margin, %**	**Operating margin change, PP**	**Organic sales growth, %**	**Operating margin, %**	**Operating margin change, PP**
Security Services USA	*6*	*5.0*	-0.1	*3*	*4.8*	-0.2
Security Services Europe	*4*	*7.3*	-0.8	*5*	*7.3*	-0.3
Securitas Systems	*7*	*10.9*	0.7	*6*	*10.5*	-0.3
Direct	*23*	*10.6*	-1.4	*24*	*9.4*	-0.3
Cash Handling Services	*2*	*7.7*	-0.9	*3*	*6.8*	0.0
Group	*5*	*6.7*	-0.4	*4*	*6.4*	-0.1

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on November 4, 2005 at 10.00 am CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.
Call-in number to participate in the information meeting is **+44 (0) 20 7162 0081**
The meeting is also webcasted at www.securitasgroup.com
For a recorded version of the information meeting please dial **+44 (0) 20 7031 4064, access code: 680711**

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The transition to IAS/IFRS has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2004. Comparative figures for 2004 have been restated. IAS 39 Financial Instruments: Recognition and Measurement has been adopted as per January 1, 2005. The transition to IAS 39 has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2005. For further information please refer to the section Accounting Principles – Adoption of IFRS from January 1, 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group July – September 2005

Organic sales growth was 5 percent, an increase of 1 percentage point compared to the third quarter 2004. This is mainly driven by a more positive development in the Security Services USA and Securitas Systems divisions.

Operating income before amortization amounted to MSEK 1,134, which adjusted for changes in exchange rates, corresponds to an increase of 3 percent. The operating margin was 6.7 percent, an increase with 0.3 percentage points compared to the second quarter 2005 but 0.4 percentage points lower than the third quarter 2004. This is mainly explained by the impact of the airport security business in Security Services Europe and a somewhat slower than expected development in the Cash Handling Services division.

Acquisition related restructuring costs, related to the acquisitions of Eurotelis in France and ESES in Spain by the Securitas Systems division, have impacted the period by MSEK -7 (-1). Revaluation of financial instruments was MSEK 12 (n/a).

Income before taxes increased with 4 percent in real terms to MSEK 978 (911) and with 4 percent adjusted for revaluation of financial instruments and restructuring costs.

The Group's tax rate was 25.9 percent (25.7) and the net income increased by 7 percent to MSEK 725 (677).

Earnings per share after taxes and full conversion was SEK 1.95 (1.81), an increase of 8 percent.

Sales and Income for the Group January – September 2005

Organic sales growth improved to 4 percent (3).

Operating income before amortization amounted to MSEK 3,104, which adjusted for changes in exchange rates, corresponds to an increase of 6 percent. The operating margin was 6.4 percent (6.5).

Acquisition related restructuring costs amounted to MSEK -30 (-4) and are related to the acquisitions of Eurotelis in France and ESES in Spain. Revaluation of financial instruments amounted to MSEK 41 (n/a). The Group full year forecast 2005 includes acquisition related restructuring costs currently estimated to MSEK -38 (-26).

Income before taxes increased with 7 percent to MSEK 2,642 (2,439) in real terms and with 7 percent adjusted for revaluation of financial instruments and restructuring costs.

The Group's tax rate was 25.9 percent (24.9). For the full year 2005 the tax rate is expected to be close to 26 percent.

The net income increased 7 percent to MSEK 1,958 (1,831).

Earnings per share after taxes and full conversion was SEK 5.27 (4.92), an increase of 7 percent.

DEVELOPMENT IN THE GROUP'S DIVISIONS

Security Services USA

Security Services USA [1]	July – September		January – September		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	**5,655**	**5,142**	**15,636**	**15,294**	**20,017**
Organic sales growth, %	*6*	*-2*	*3*	*-1*	*-2*
Operating income	**285**	**260**	**749**	**769**	**982**
Operating margin, %	*5.0*	*5.1*	*4.8*	*5.0*	*4.9*
Real change, %	*5*	*-12*	*-2*	*-9*	*-13*
Operating capital employed	**-**	**-**	**1,356**	**1,020**	**938**
Operating capital employed as % of sales	*-*	*-*	*6*	*5*	*5*
Capital employed	**-**	**-**	**8,258**	**7,646**	**6,811**
Return on capital employed, % [2]	*-*	*-*	*12*	*14*	*14*

1) Adjusted to include the transfer of Canada and Mexico from Security Services Europe

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from the second quarter 2005 with positive development in both organic sales growth and operating margin continues. The division has grown sales and operating income for the third consecutive quarter. Stable management teams are in place at both divisional and regional levels. With the key indicators such as new sales and increase in contract portfolio ahead of last year the division is set to continue the momentum going forward.

The new IT-platform has been installed in more than 90 percent of the operations. The process will be completed during October 2005.

The Branch manager training is proceeding according to plan. At the end of 2005 all branch managers and other key persons will have been trained. During the first nine months 2005, 72 percent has been trained.

July – September 2005

The organic sales growth was 6 percent in the third quarter which is an increase compared to both the second quarter 2005 and the third quarter 2004. The improved organic sales growth rate is a consequence of the growing portfolio. Out of the 13 regions in USA, 11 achieved positive organic sales growth in the third quarter. The organic sales growth has also been positively impacted by increased activities following the hurricanes in USA.

The operating margin was 5.0 percent in the third quarter which is a continued improvement compared to both the first and the second quarter 2005. The improvement is attributable to leverage on the increased sales volume. Out of the 13 regions, 12 achieved higher operating result than last year. Eight regions achieved the same or improved operating margin compared to the third quarter 2004.

January – September 2005

The organic sales growth was 3 percent for the first nine months 2005. The improvement compared to last year is according to plan and earlier indications from the positive development of the contract portfolio. This improvement is expected to continue and the full year 2005 organic sales growth is expected to be 3 percent.

The operating margin was 4.8 percent. For the full year the operating margin is expected to be in line with 2004.

The full year price increases are expected to be around 2 percent while wages are expected to increase with 1.5 percent.

The contract portfolio representing 90 percent of total sales is now indicating an annualized growth rate of 3–4 percent. The client retention rate remains stable over 90 percent and the employee turnover is stable at 54 percent.

Security Services Europe

Security Services Europe [1]	July – September		January – September		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	6,325	5,907	18,500	17,392	23,289
Organic sales growth, %	4	6	5	4	4
Operating income	460	479	1,342	1,314	1,849
Operating margin, %	7.3	8.1	7.3	7.6	7.9
Real change, %	-7	7	1	6	7
Operating capital employed	-	-	1,491	1,665	1,592
Operating capital employed as % of sales	-	-	6	7	7
Capital employed	-	-	7,176	6,745	6,654
Return on capital employed, % [2]	-	-	26	27	28

1) Adjusted to exclude Canada and Mexico which have been transferrred to Security Services USA, and adjusted to include the third party monitoring business.

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization is being implemented and gradually gaining strength. Separate units for small customers with time-sharing services have been established in each country. Permanent guarding for large customers has been organized into four geographic units, while airport and seaport security has been separated into its own unit. Third party alarm monitoring has also been gathered in a separate unit. The split into these seven separate customer units has increased refinement and focus on new customer segments.

The effects from the temporary contract losses and price reductions in the airport security business during the first half 2005 have had full impact during the third quarter. Despite the situation in the airport security business, the division has been able to maintain the value of the contract portfolio through strong sales of new contracts in the small and large customer units. The development in the rest of the division is positive and the specialization is starting to pay off with positive development in both organic sales growth and operating margin. A strong platform is being established and the division is expected to grow sales and improve operating margin during 2006.

July – September 2005

The organic sales growth was 4 percent in the third quarter. Norway, Finland, the Netherlands, Switzerland, Austria, Spain, Argentina and Eastern Europe all showed stronger than average organic sales growth rate. Sweden, Germany, UK, Belgium and Portugal performed under the average organic sales growth rate.

The operating margin was 7.3 percent which is a decrease with 0.8 percentage points compared to 2004. The decrease is explained by the full impact of the losses of contracts and price reductions in the airport security business incurred during the second quarter 2005.

January – September 2005

The organic sales growth of 5 percent is 1 percentage point higher than in 2004. The contract losses in the airport security business have been compensated with new sales in the small and large customer units. The trend in new sales in these units is expected to continue during the rest of the year and the organic sales growth for the division is expected to be 4–5 percent for the full year 2005.

The operating margin of 7.3 percent is 0.3 percentage points lower than in 2004. The decrease compared to last year is explained by the development in the airport security business and start up costs for the new contracts generated by the stronger new sales. The reorganization into specialized customer segments will be completed during the fourth quarter 2005 and the division will be burdened by reorganization costs for the third party alarm monitoring business of approximately MSEK 20.

For the full year 2005 the operating margin is expected to improve compared to the level in the first nine months 2005, despite the effects from the deterioration in the airport security business, start up costs for new contracts and the restructuring costs in the third party alarm monitoring business.

The contract portfolio grew by 4 percent on an annualized basis. Prices and wages increased 2 percent on an annual basis. The client retention rate was around 90 percent on an annual basis and the staff turnover decreased slightly to 32 percent.

Securitas Systems

Securitas Systems 1)	July – September		January – September		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	**1,372**	**1,210**	**4,073**	**3,311**	**4,724**
Organic sales growth, %	*7*	*3*	*6*	*2*	*1*
Operating income	**149**	**123**	**428**	**359**	**554**
Operating margin, %	*10.9*	*10.2*	*10.5*	*10.8*	*11.7*
Real change, %	*19*	*52*	*18*	*29*	*35*
Operating capital employed	**-**	**-**	**809**	**669**	**575**
Operating capital employed as % of sales	-	-	*14*	*12*	*11*
Capital employed	**-**	**-**	**3,184**	**2,933**	**2,719**
Return on capital employed, % 2)	-	-	*20*	*17*	*20*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Securitas Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

The addition of Bell and Eurotelis established the Securitas Systems division as a market leader in the bank security segment also in the UK and France. With the recent acquisition of Hamilton in the USA, Securitas Systems is now also a main player in the U.S. bank security segment. The integration of the acquired units is proceeding according to plan. In Germany Securitas continues to build a platform with specific focus on banks.

July – September 2005

The organic sales growth was 7 percent in the third quarter 2005 which is an increase compared to 2004 and on the same level as in the second quarter 2005. The higher organic sales growth compared to last year is explained by the development in the USA and Spain. The organic order intake in the third quarter 2005 increased with 10 percent compared to 2004.

The operating margin of 10.9 percent is 0.7 percentage points higher than in 2004. The Bell UK/Ireland operations are close to the divisional average in the quarter. Sweden is still having a slight negative impact on the operating margin compared to 2004. The positive development in the USA continues with double digit organic sales growth rates and an increase of the operating result year on year above divisional average.

January – September 2005

The improved organic sales growth rate compared to 2004 is mainly explained by the strong performance in the USA and Sweden. For the full year 2005 the organic sales growth is expected to stay at the 6 percent level supported by continued strong performance throughout the division.

The operating margin of 10.5 percent is 0.3 percentage points lower than in 2004 and is mainly due to the lower margin in Sweden and the consolidation of the Bell operations. The development during the third quarter 2005 is expected to continue during the fourth quarter and the full year operating margin is expected to be in line with 2004.

Direct

Direct 1)	July – September		January – September		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	**705**	**560**	**2,010**	**1,595**	**2,190**
Organic sales growth, %	*23*	*28*	*24*	*28*	*28*
Operating income	**75**	**67**	**189**	**155**	**206**
Operating margin, %	*10.6*	*12.0*	*9.4*	*9.7*	*9.4*
Real change, %	*9*	*20*	*20*	*27*	*28*
Operating capital employed	-	-	**1,128**	**819**	**842**
Operating capital employed as % of sales	-	-	*41*	*38*	*38*
Capital employed	-	-	**1,246**	**857**	**878**
Return on capital employed, % 2)	-	-	*19*	*26*	*24*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last two years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups.

The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

The transfer of the third party alarm monitoring activities to Security Services Europe enables Direct to be entirely focused on conceptualized consumer and small business alarms.

Direct 1)	July – September			January – September		
Number of alarms	2005	2004	*% change*	2005	2004	*% change*
New installations	43,765	37,674	*16*	127,140	109,681	*16*
Total number of connected alarms	665,255	523,525	*27*	665,255	523,525	*27*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe

July – September 2005

The organic sales growth rate was 23 percent. The number of new installations in the quarter amounted to 43,765. The installation pace is up with 16 percent compared to the same period 2004.

The operating margin was 10.6 percent which is a decrease with 1.4 percentage points compared to the third quarter 2004 and an increase with 1.9 percentage points compared to the first half 2005. The drop in operating margin compared to 2004 is entirely explained by the investments made in establishing the new consumer concepts in France, Belgium and the Netherlands.

January – September 2005

The organic sales growth was 24 percent supported by continued stronger consumer sales in Spain and Portugal. Iberia is continuing to drive the organic sales growth for the division, supported by stable growth in the Nordic area. The organic sales growth is expected to be around 22 percent for the remaining quarter leading to a full year organic sales growth of 23–24 percent. The slightly lower organic sales growth during the second half 2005 is explained by the effect from more franchise partner sales in the Nordic consumer operations where the installation revenue is recognized by the partner instead of the Direct division.

The operating margin was 9.4 percent which is 0.3 percentage points lower than in 2004. The introduction of the Direct consumer concept is well under way in France, Belgium and the Netherlands. For 2005 the investment in these three countries are expected to restrain the development of the operating margin to the same level as in 2004.

Cash Handling Services

Cash Handling Services	July – September		January – September		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	**2,995**	**2,510**	**8,621**	**7,324**	**10,082**
Organic sales growth, %	*2*	*6*	*3*	*4*	*5*
Operating income	**231**	**217**	**586**	**501**	**714**
Operating margin, %	*7.7*	*8.6*	*6.8*	*6.8*	*7.1*
Real change, %	*4*	*86*	*17*	*62*	*44*
Operating capital employed	-	-	**2,817**	**2,597**	**2,721**
Operating capital employed as % of sales	-	-	*24*	*27*	*24*
Capital employed	-	-	**5,768**	**5,237**	**5,341**
Return on capital employed, % [1]	-	-	*14*	*13*	*13*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 32 percent of total sales in the division.

During the third quarter 2005 the Securitas Cash Management (SCM) operation has become profitable following the migration period when 28 cash centres were merged into 11. Profitability is now close to the division's average. The focus going forward is on further improving operational efficiency and effectiveness of internal controls. As a part of this focus, the reconciliation methodology for third party currency that passes through the cash centres is being enhanced. Based on SCM's current reconciliation methodology, unexplained variances between SCM's records and third party records have been identified. These variances are being investigated with the assistance of external banking industry experts. Management believes that with appropriate cooperation between all parties involved the variances can be resolved without material negative impact on the financial position of the Group.

Three other main challenges for Cash Handling Services remains to be executed: to increase the organic sales growth in the USA by expanding the non-transportation business, to get operational efficiency back in the UK transportation business and to resolve the German problems.

July – September 2005

The organic sales growth was 2 percent which is 1 percentage point lower compared to the second quarter 2005. This is mainly due to slower development of new sales in the transport business which account for 66 percent of total sales in the division.

The operating margin was 7.7 percent in the quarter which is 0.9 percentage points lower than in 2004. The drop in the margin is explained by the effects of lower margin in one of the U.S. regions, now being restructured, inefficiencies in the UK transport operation that occurred in the second quarter 2005 and temporary increases in fuel charges in the USA. This will be compensated during the fourth quarter by fuel fees introduced in September. Some investments have also been made to increase security following the attacks of vehicles and buildings in Sweden.

The French acquisition Valiance, which was consolidated from October 2004 is improving quarter by quarter and is having a positive impact on the average operating margin for the division in the third quarter 2005.

January – September 2005

The organic sales growth was 3 percent (4). The organic sales growth is expected stay weak during the fourth quarter 2005. UK and Spain are large operations with organic sales growth lower than 2004.

The operating margin was 6.8 percent during the first nine months 2005, which is flat compared to 2004. The margin is negatively affected by the UK transport operations, the German operations and to some extent by Valiance in France.

For the full year the operating margin is expected to be in line with 2004.

CASH FLOW

July – September 2005

Operating income before amortization amounted to MSEK 1,134 (1,071). Net investments in fixed assets after depreciation amounted to MSEK -17 (10).

Changes in accounts receivable amounted to MSEK -197 (-187) and changes in other operating capital employed amounted to MSEK 206 (-38).

Cash flow from operating activities amounted to MSEK 1,126 (856), equivalent to 99 percent (80) of operating income before amortization.

Free cash flow was MSEK 773 (512), equivalent to 97 percent (72) of adjusted income.

January – September 2005

Operating income before amortization amounted to MSEK 3,104 (2,911).

Net investments in fixed assets after depreciation amounted to MSEK -163 (-81).

Changes in accounts receivable amounted to MSEK -353 (-166) and changes in other operating capital employed amounted to MSEK -322 (-429).

Cash flow from operating activities amounted to MSEK 2,266 (2,235), equivalent to 73 percent (77) of operating income before amortization.

Free cash flow was MSEK 1,312 (1,512), equivalent to 63 percent (77) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group target of 75–80 percent.

CAPITAL EMPLOYED AND FINANCING

As of September 30, 2005

The Group's operating capital employed was MSEK 8,387 (6,741 as of December 31, 2004) corresponding to 13 percent (11 as of December 31, 2004) of sales adjusted for full year sales of acquired units.

Acquisitions and divestitures have decreased operating capital employed by MSEK 168 during the first nine months 2005.

Acquisitions and divestitures increased consolidated goodwill by MSEK 439. Goodwill is no longer amortized. Adjusted for positive translation differences of MSEK 1,737, total goodwill for the Group amounted to MSEK 17,478 (15,302 as of December 31, 2004).

The annual impairment test of all Cash Generating Units which is required under IFRS took place during the third quarter 2005 in conjunction with the business plan process for 2006. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Unit level). This level, which is consistent with the level that Securitas monitors performance, is per country in a division (segment).

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows. The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant Weighted Average Cost of Capital (WACC) rate used to discount future cash flows.

None of the Cash Generating Units tested for impairment had a carrying amount that exceeded the recoverable amount. Thus no impairment losses have been recognized in the third quarter 2005. The only Cash Generating Unit for which the impairment testing has not been finalized during the third quarter 2005 is the cash handling operations in Germany. The cash handling operations in Germany will be subject to further review during the fourth quarter 2005 in order to determine the recoverable amount. This review includes assessing the business environment, the budget for the next year, forecasts and other circumstances that are of importance for the impairment testing. The goodwill for the cash handling operations in Germany represents MSEK 96 out of the Group's total goodwill of MSEK 17,478. The cash handling operations

in Germany furthermore includes acquisition related intangible fixed assets that represents MSEK 26 out of the Group's total acquisition related intangible fixed assets of MSEK 553. These acquisition related intangible fixed assets have a definite useful life and are still subject to amortization.

Acquisitions increased acquisition related intangible fixed assets by MSEK 151 during the first nine months 2005. After amortization of MSEK 92 and positive translation differences of MSEK 61 acquisition related intangible fixed assets amounted to MSEK 553 (433 as of December 31, 2004).

The Group's total capital employed was MSEK 26,595 (22,476 as of December 31, 2004). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 2,781 during the first nine months 2005.

The return on capital employed was 16 percent (18 as of December 31, 2004).

The Group's net debt amounted to MSEK 12,612 (10,633 as of December 31, 2004). Acquisitions, divestitures and acquisition related payments in the first nine months 2005 increased the Group's net debt by MSEK 733, of which purchase payments accounted for MSEK 461, assumed net debt for MSEK -31, acquisition related restructuring costs paid for MSEK 30, payments from restructuring provisions for MSEK 3 and a payment of tax provided as part of the Burns acquisition for MSEK 270. The Group's net debt decreased by MSEK 1,501 during the first nine months of 2005 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.2 (6.2), and the free cash flow to net debt ratio amounted to 0.18 (0.21).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 63 (71).

Dividend to shareholders of MSEK 1,095 (730) was paid in April 2005.

Shareholders' equity amounted to MSEK 13,983 (11,843 as of December 31, 2004). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 1,280 during the first nine months of 2005.

The total number of outstanding shares amounted to 365,058,897 as of September 30, 2005. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the third quarter and 379,944,340 for the first nine months 2005.

ACQUISITIONS AND DIVESTITURES

Under IFRS 3 the financial reporting requirements of the acquisition process has been adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets (mainly customer contract portfolios) to be recognized before the residual is allocated to goodwill. The valuation of the customer contract portfolio is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flow projections for the customer contract portfolios. The value of the intangible asset is amortized over the expected life of the asset. A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset. Provisions for restructuring included in the purchase price allocation and thus in the determination of goodwill are not allowed under IFRS 3, unless they are recognized in the seller's balance sheet. Acquisition calculations are finalized by the latest one year after the acquisition is made. For additional information please refer to pages 99–115 in the published Annual Report for 2004.

Acquisitions/divestitures January – September 2005 (MSEK)

Company	Division [1]	Included/ excluded from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Acq. related intangible fixed assets
Opening balance						**15,302**	**433**
BDM, *Switzerland*	Security Services Europe	Jan 1	24	43	23	22	3
Alert Services Holding, *Belgium*	Security Services Europe	n/a	-	452	452	342	140
ESES, *Spain*	Securitas Systems	Feb 16	73	27	27	3	6
Wornall Electronics Inc., *USA*	Securitas Systems	Apr 1	35	1	7	11	-
Bell, *UK* [6]	Securitas Systems	n/a	-	-	-	63	-
CHS, *Eastern Europe*	Cash Handling Services	Apr 29	-177	-77	-89	-9	-
Other acquisitions [7]		n/a	7	15	10	7	2
Total acquisitions/divestitures January – September 2005			**n/a**	**461**	**430**	**439**	**151**
Amortization of acq. related intangible fixed assets						-	-92
Translation differences						1,737	61
Closing balance						**17,478**	**553**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill 6) Bell, share options exercised and fair value adjustment, Bell Tech, Australia 7) Securiconsult, Switzerland, Franceval – Sofigem, France, TCV Image & Control, Spain, Irmas BV, the Netherlands

BDM, Switzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, has annual sales of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 3.8 (MSEK 23). The acquisition will significantly strengthen the installation and alarm monitoring capabilities of Securitas' operations in Switzerland.

Alert Services Holding, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 452). Through this third step, Securitas acquired the remaining 28 percent of the shares in ASH. This completed the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) and with 91,000 alarm connections in the Benelux area.

ESES, Spain

In February, Securitas Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. The company has forecasted sales of MEUR 8 (MSEK 73) in 2005. The operations have 130 employees and the enterprise value of the acquisition is MEUR 3.0 (MSEK 27). The service and monitoring contract portfolio accounts for 25 percent of total sales.

Acquisition related restructuring costs has amounted to MEUR -1.6 (MSEK -15) for ESES as per September 30 and the forecasted total restructuring costs amount to MEUR -1.8 (MSEK -17) for 2005.

After the acquisition Securitas Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Securitas Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to its customers.

Wornall Electronics Inc., USA

In April 2005, Securitas Systems in the USA acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company has forecasted sales of MUSD 5 (MSEK 35) in 2005 and 27 employees. The enterprise value of the acquisitions amounts to MUSD 1 (MSEK 7).

This acquisition allows Securitas Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Securitas Systems access to new markets and increase the footprint to further support the national customer market segment in the USA.

Bell, UK

A fair value adjustment regarding Bell Tech Australia, which is treated as an asset held for sale and not consolidated, has increased goodwill for the remaining operations of Bell with MSEK 62. Bell Tech Australia has been treated as an asset held for sale from the time of the acquisition of Bell and it has been the management's intention to dispose of Bell Tech Australia since this time. Bell Tech Australia is carried at fair value less costs to sell and is valued at MSEK 0. Share options exercised during 2005 has increased goodwill with a further MSEK 1, bringing the total increase in goodwill to MSEK 63. These are the final adjustments to the Bell acquisition calculation.

Divestment of Cash Handling Services in Eastern Europe

Securitas has divested its cash handling services operations in Poland, Hungary and the Czech Republic to Brinks Inc., representing annual sales of MSEK 177. The disposal has impacted the net debt positively by MSEK 89. The operating income in the divested units has had no material impact on Group operating income. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business. Securitas remains active in the guarding business in Poland, Hungary and the Czech Republic, which represents annual sales of MSEK 340. The capital loss from the divestment amounts to MSEK -10.

Acquisitions after September 30, 2005

Hamilton Pacific

On October 7, Securitas Systems in the USA acquired Hamilton Pacific L.P., Pasadena, CA. Hamilton Pacific is one of the leading providers of security solutions to banks and financial institutions in the USA. It has a leading position in California with 15 additional locations throughout the USA serving up to 22 states. Hamilton Pacific is providing electronic security systems, bank security equipment, vaults and ATMs to many of the major financial institutions. Forecasted sales for Hamilton Pacific in 2005 are MUSD 47 (MSEK 362) with an employee base of 225. The company is profitable and will contribute positively to the result before tax of the Securitas Group going forward. The final purchase price of the acquisition will depend upon the financial performance of Hamilton Pacific during 2005 and the price is currently anticipated to be at the same level as the annual sales for 2005. Goodwill from the acquisition is estimated to MUSD 40 (MSEK 308) and acquisition related restructuring costs to MUSD 1 (MSEK 8).

The acquisition establishes Securitas Systems in the USA not only as a provider of security solutions for large and medium sized financial offices like headquarters and regional offices, but also as a provider of security solutions and services for their branch networks throughout major parts of the USA. This acquisition thereby becomes an important part in the Securitas Systems U.S. strategy to specialize operations. This is comparable to the situation in Europe where Securitas Systems is the leading provider to the financial sector in some of the larger countries as well as in the Nordic region. After the acquisition Securitas Systems will have sales of MUSD 110 (MSEK 847) in the USA.

OTHER SIGNIFICANT EVENTS

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2004. For the most recent published background information please refer to the published Annual Report for 2004 Note 28, Contingent Liabilities page 87.

In this information, reference is made to the challenge of an arbitration award that on November 3, 2005 has resulted in a decision by the Swedish Court of Appeal. The court partially set aside the arbitration award. This implies that the insurer (If) under certain circumstances could be given the right to mitigate the insurance coverage. Securitas has decided to appeal against the decision to the Swedish Supreme Court. Even if the insurance coverage finally would be mitigated in some aspect, it does not entail any financial risk for Securitas as Securitas liability according to U.S. law is limited to its final insurance coverage.

There have been no other material developments in the matter on the events of September 11, 2001 subsequent to the published Annual Report for 2004.

Repurchase of incentive program

In 2002 Securitas AB introduced a global employee incentive program with a maturity of five years directed to essentially all employees in the Securitas Group. The program was based on convertible debentures issued by Securitas AB totalling MEUR 443.5 corresponding to 17,349,913 new B-shares. The Annual General meeting on April 7, 2005 approved the proposal from the Board of Directors of Securitas AB to offer the participating employees an opportunity to divest their investment prior to maturity at a price equal to the market value.

The Swedish Stock Market Panel resolved that a repurchase of the incentive program in accordance with the Board's proposal was not in contradiction to good market practice, if approved by the general meeting of shareholders.

As per the end of the offer period participants representing approximately 43 percent of the convertibles had accepted the offer. After the repurchase of the employee participations Securitas has as per June 30, 2005 redeemed the convertible debentures in the same proportion thereby reducing the convertible debenture loans by MEUR 189. This has lead to a reduction in the number of outstanding shares after full conversion by 7,393,410 which corresponds to 2 percent. This is estimated to lead to a decreased dilution in earnings per share after taxes and conversion by close to 1 percent on a full year basis.

The repurchase of the employee participations and the redemption of the convertible debentures have not lead to any significant net costs for Securitas. A proportionate amount, 43 percent corresponding to MSEK 10.7, of the unamortized set up costs incurred when setting up the incentive program in 2002 has been released in the finance net. This cost would normally have been amortized over the duration of the incentive program. At the same time and when accounting for the acquisition of the employee participations in the Luxembourg company (Securitas Employee Convertible 2002 Holding S.A.), holding the convertible debentures, a negative goodwill arises. The negative goodwill is the difference between the acquisition price and the book value of the equity in the Luxembourg company. In accordance with the accounting principles under IAS/IFRS this negative goodwill is released to the income statement under Share of profit in associated companies with a positive amount of MSEK 11.3.

New syndicated loan facility

On June 17, Securitas signed a five year loan agreement (Multi Currency Revolving Credit Facility) of MUSD 1,100 with a syndicate of banks. The facility replaced the existing MUSD 800 syndicated facility maturing December 2008. It will be used for general corporate purposes.

ACCOUNTING PRINCIPLES

Adoption of IFRS from January 1, 2005

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report have been published and are available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles. These accounting principles are based on an adoption of IAS/IFRS in their current form.

The adoption date for IAS/IFRS is January 1, 2005 with comparatives for 2004 restated with the exception of IAS 39 Financial Instruments: Recognition and Measurement which was adopted on January 1, 2005 without retroactive application in line with the exemptions listed in IFRS 1. For additional information on the impact of IAS 39 please refer to page 20 of this report.

Detailed disclosures regarding the reconciliation between IAS/IFRS and Swedish GAAP can be found on pages 99–115 in the published Annual Report for 2004. The disclosures in the annual report are given for the accumulated impact and thus additional information for the impact on the third quarter is given on page 19 of this report. The relevant financial information provided under Swedish GAAP for 2004 is disclosed in this report as well for reference purposes.

Investments in associates

The investment in Securitas Employee Convertible 2002 Holding S.A., described on page 13 of this report, is accounted for according to IAS 28 Investments in Associates, using the equity method. The equity method is used to account for shareholdings that are neither subsidiaries nor joint ventures, but where Securitas can exert a significant influence. The income share of associated companies is included in the consolidated statement of income under income before taxes. In the consolidated balance sheet, shareholdings in associated companies are accounted at acquisition value, adjusted for dividends and the share of income after the acquisition date. Any goodwill or other adjustments that reflects the difference between the purchase price and the share of equity in the acquired company at the time of acquisition is also included in the book value in the consolidated balance sheet. Negative goodwill is immediately reversed via the statement of income. For additional information please refer to Note 2 on page 18 of this report.

Divestment of Cash Handling Services in Eastern Europe

Securitas has the divested the cash handling operations in Poland, Hungary and the Czech Republic as of April 29, 2005. While the three units constituted cash generating units they have not represented a material portion of neither the division Cash Handling Services nor the of the Group's operations, result, cash flow or balance sheet and therefore the divested operations are not shown as a separate item in the statement of income in 2005, nor has the comparatives been restated. Full year sales for the divested operations amounted to MSEK 177 with no material impact on the division Cash Handling Services nor the Group's operating income. The capital loss from the divestment amounts to MSEK -10.

CORPORATE GOVERNANCE

The new Swedish code for Corporate Governance

The new Swedish code for corporate governance entered into force as of July 1, 2005. Securitas has published its current principles for corporate governance in the published Annual Report for 2004 and as a separate section on the Group website, www.securitasgroup.com. Securitas is working with adapting to the code.

Annual General Meeting 2006

The Annual General Meeting 2006 will take place on Monday April 3, 2006 at Grand Hotel in Stockholm, Sweden.

Financial Information 2006

Securitas will release financial information 2006 as follows:

January – December, 2005	February 9, 2006
January – March	May 9, 2006
January – June	August 10, 2006
January – September	November 9, 2006

The Annual Report for 2005 will be availble in March 2006.

THE GROUP'S DEVELOPMENT - OUTLOOK

The organic sales growth for the full year 2005 is expected to be in line with the first nine months of 2005 and income before tax, adjusted for changes in exchange rates and including revaluation of financial instruments and restructuring costs, is expected to increase in the range of 10 to 15 percent compared to 2004.

Previous outlook stated August 12, 2005:

For the full year 2005, all divisions are expected to improve their performance as a result of stronger customer focus, refined service offerings and developed organizations. The organic sales growth for the full year 2005 is expected to be in line with the first half of 2005 and income before tax for the full year 2005, adjusted for changes in exchange rates and including revaluation of financial instruments and restructuring costs, is expected to increase in the range of 10 to 15 percent compared to 2004.

Stockholm, November 4, 2005

Thomas Berglund
President and Chief Executive Officer

This report as not been reviewed by the company's auditors

Income

MSEK	IFRS Jul-Sep 2005	IFRS Jul-Sep 2004	Sw. GAAP Jul-Sep 2004	IFRS Jan-Sep 2005	IFRS Jan-Sep 2004	Sw. GAAP Jan-Sep 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Sales, continuing operations	16,389.6	14,856.5	14,856.5	46,511.4	43,587.7	43,587.7	58,167.6	58,167.6	57,886.3
Sales, acquired business	484.7	325.6	325.6	1,791.7	876.9	876.9	1,519.0	1,519.0	964.0
Total Sales	**16,874.3**	**15,182.1**	**15,182.1**	**48,303.1**	**44,464.6**	**44,464.6**	**59,686.6**	**59,686.6**	**58,850.3**
Organic sales growth, % [1]	*5*	*4*	*4*	*4*	*3*	*3*	*3*	*3*	*-3*
Production expenses	-13,173.5	-11,691.1	-11,691.9	-37,672.7	-34,393.5	-34,396.1	-46,013.7	-46,017.8	-45,491.5
Gross income	**3,700.8**	**3,491.0**	**3,490.2**	**10,630.4**	**10,071.1**	**10,068.5**	**13,672.9**	**13,668.8**	**13,358.8**
Selling and administrative expenses	-2,566.5	-2,420.1	-2,427.3	-7,526.8	-7,160.5	-7,181.9	-9,646.5	-9,674.5	-9,626.8
Operating income before amortization	**1,134.3**	**1,070.9**	**1,062.9**	**3,103.6**	**2,910.6**	**2,886.6**	**4,026.4**	**3,994.3**	**3,732.0**
Operating margin, %	*6.7*	*7.1*	*7.0*	*6.4*	*6.5*	*6.5*	*6.7*	*6.7*	*6.3*
Amortization of goodwill	-	-	-301.1	-	-	-865.5	-	-1,149.7	-1,137.0
Amortization of acquisition related intangible fixed assets	-31.3	-26.0	-	-92.2	-73.7	-	-99.6	-	-
Acquisition related restructuring costs	-7.2	-1.4	-	-29.8	-4.4	-	-26.5	-	-
Operating income after amortization	**1,095.8**	**1,043.5**	**761.8**	**2,981.6**	**2,832.5**	**2,021.1**	**3,900.3**	**2,844.6**	**2,595.0**
Net financial items [2]	-129.9	-132.2	-132.2	-392.0	-393.8	-393.8	-516.6	-516.6	-596.8
Revaluation of financial instruments [3]	11.9	-	-	41.3	-	-	-	-	-
Share in income of associated companies [2]	0.2	-	-	11.5	-	-	-	-	-
Income before taxes	**978.0**	**911.3**	**629.6**	**2,642.4**	**2,438.7**	**1,627.3**	**3,383.7**	**2,328.0**	**1,998.2**
Net margin, %	*5.8*	*6.0*	*4.1*	*5.5*	*5.5*	*3.7*	*5.7*	*3.9*	*3.4*
Current taxes	-204.9	-229.9	-229.9	-611.2	-559.5	-559.5	-795.0	-795.0	-675.2
Deferred taxes	-48.4	-4.8	-6.3	-73.1	-48.3	-50.8	-60.2	-65.4	-78.9
Minority share in net income	-	-	-0.1	-	-	-0.4	-	-0.7	-1.8
Net income for the period	**724.7**	**676.6**	**393.3**	**1,958.1**	**1,830.9**	**1,016.6**	**2,528.5**	**1,466.9**	**1,242.3**
Whereof attributable to:									
Equity holders of the Parent Company	724.0	676.5	-	1,956.7	1,830.5	-	2,527.8	-	-
Minority interests	0.7	0.1	-	1.4	0.4	-	0.7	-	-
Earnings per share after taxes, before full conversion (SEK)	1.98	1.85	1.08	5.36	5.01	2.78	6.92	4.02	3.41
Earnings per share after taxes, after full conversion (SEK)	1.95	1.81	1.07	5.27	4.92	2.78	6.79	4.01	3.45

Cash flow

Operating cash flow MSEK	IFRS Jul-Sep 2005	IFRS Jul-Sep 2004	Sw. GAAP Jul-Sep 2004	IFRS Jan-Sep 2005	IFRS Jan-Sep 2004	Sw. GAAP Jan-Sep 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Operating activities									
Operating income before amortization	1,134.3	1,070.9	1,062.9	3,103.6	2,910.6	2,886.6	4,026.4	3,994.3	3,732.0
Investment in fixed assets	-508.4	-395.9	-395.9	-1,608.0	-1,259.6	-1,259.6	-1,969.9	-1,969.9	-1,718.6
Depreciation	491.0	405.9	413.9	1,445.3	1,179.1	1,203.1	1,613.0	1,645.1	1,564.1
Change in accounts receivable	-197.3	-186.9	-186.9	-352.8	-166.2	-166.2	-485.1	-485.1	-368.1
Changes in other operating capital employed	205.9	-37.8	-37.8	-321.9	-429.4	-429.4	445.6	445.6	-282.2
Cash flow from operational activities [4]	**1,125.5**	**856.2**	**856.2**	**2,266.2**	**2,234.5**	**2,234.5**	**3,630.0**	**3,630.0**	**2,927.2**
Cash flow from operations, %	*99*	*80*	*81*	*73*	*77*	*77*	*90*	*91*	*78*
Net financial items paid	-105.2	-199.2	-199.2	-333.8	-390.9	-390.9	-518.4	-518.4	-615.0
Income taxes paid	-247.7	-144.9	-144.9	-620.1	-331.9	-331.9	-581.5	-581.5	-510.9
Free cash flow	**772.6**	**512.1**	**512.1**	**1,312.3**	**1,511.7**	**1,511.7**	**2,530.1**	**2,530.1**	**1,801.3**
Free cash flow, % [5]	*97*	*72*	*73*	*63*	*77*	*78*	*93*	*94*	*73*
Free cash flow to net debt ratio [6]	*0.18*	*0.21*	*0.25*	*0.18*	*0.21*	*0.25*	*0.24*	*0.28*	*0.20*
Cash flow from investing activities, acquisitions	-4.4	-17.4	-17.4	-732.8	-1,877.4	-1,877.4	-2,362.3	-2,362.3	-1,307.8
Cash flow from financing activities	-721.7	467.6	467.6	-1,515.6	-552.2	-552.2	-1,495.3	-1,495.3	1,572.3
Cash flow for the period	**46.5**	**962.3**	**962.3**	**-936.1**	**-917.9**	**-917.9**	**-1,327.5**	**-1,327.5**	**2,065.8**

Cash flow MSEK	Jul-Sep 2005	Jul-Sep 2004	Jul-Sep 2004	Jan-Sep 2005	Jan-Sep 2004	Jan-Sep 2004	Jan-Dec 2004	Jan-Dec 2004	Jan-Dec 2003
Cash flow from operations	1,273.8	905.7	905.7	2,887.3	2,746.3	2,746.3	4,453.4	4,453.4	3,492.9
Cash flow from investing activities	-505.6	-411.0	-411.0	-2,307.8	-3,112.0	-3,112.0	-4,285.6	-4,285.6	-2,999.4
Cash flow from financing activities	-721.7	467.6	467.6	-1,515.6	-552.2	-552.2	-1,495.3	-1,495.3	1,572.3
Cash flow for the period	**46.5**	**962.3**	**962.3**	**-936.1**	**-917.9**	**-917.9**	**-1,327.5**	**-1,327.5**	**2,065.8**

Change in net debt MSEK	Jul-Sep 2005	Jul-Sep 2004	Jul-Sep 2004	Jan-Sep 2005	Jan-Sep 2004	Jan-Sep 2004	Jan-Dec 2004	Jan-Dec 2004	Jan-Dec 2003
Opening balance	**-13,560.5**	**-12,493.2**	**-10,795.0**	**-10,633.1**	**-9,082.5**	**-9,082.5**	**-9,082.5**	**-9,082.5**	**-9,886.8**
Effect of change in accounting principle [7]	-	-	-	-3.8	-1,604.3	32.6	-1,604.3	32.6	-
Opening balance adjusted in accordance with new principle	**-13,560.5**	**-12,493.2**	**-10,795.0**	**-10,636.9**	**-10,686.8**	**-9,049.9**	**-10,686.8**	**-9,049.9**	**-9,886.8**
Cash flow for the period	46.5	962.3	962.3	-936.1	-917.9	-917.9	-1,327.5	-1,327.5	2,065.8
Change in loans [8]	721.7	-467.6	-467.6	420.4	-177.9	-177.9	765.2	832.6	-2,095.5
Change in net debt before revaluation and translation differences	**768.2**	**494.7**	**494.7**	**-515.7**	**-1,095.8**	**-1,095.8**	**-562.3**	**-494.9**	**-29.7**
Revaluation of financial instruments [8]	12.2	-	-	41.6	-	-	-	-	-
Translation differences [8]	168.0	159.6	116.3	-1,501.1	-56.3	-38.3	616.0	460.7	834.0
Change in net debt	**948.4**	**654.3**	**611.0**	**-1,975.2**	**-1,152.1**	**-1,134.1**	**53.7**	**-34.2**	**804.3**
Closing balance	**-12,612.1**	**-11,838.9**	**-10,184.0**	**-12,612.1**	**-11,838.9**	**-10,184.0**	**-10,633.1**	**-9,084.1**	**-9,082.5**

Capital employed and financing

MSEK	IFRS Sep 30, 2005	IFRS Jun 30, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Sep 30, 2004	Sw. GAAP Sep 30, 2004	IFRS Jun 30, 2004	Sw. GAAP Jun 30, 2004	Sw. GAAP Dec 31, 2003
Operating capital employed	**8,386.9**	**8,490.1**	**6,740.9**	**5,390.7**	**7,032.8**	**5,565.5**	**6,883.5**	**5,381.9**	**5,521.4**
Operating capital employed as % of sales [9]	*13*	*13*	*11*	*9*	*12*	*9*	*11*	*9*	*9*
Return on operating capital employed, % [10]	*56*	*55*	*61*	*73*	*59*	*72*	*57*	*70*	*72*
Goodwill	17,478.2	17,590.0	15,301.9	14,508.3	16,176.2	15,633.2	16,456.5	16,203.8	14,777.8
Acquisition related intangible fixed assets	553.0	589.4	433.2	-	472.0	-	500.8	-	-
Shares in associated companies [2]	177.4	178.5	-	-	-	-	-	-	-
Capital employed	**26,595.5**	**26,848.0**	**22,476.0**	**19,899.0**	**23,681.0**	**21,198.7**	**23,840.8**	**21,585.7**	**20,299.2**
Return on capital employed, % [10, 11]	*16*	*16*	*18*	*20*	*17*	*19*	*16*	*18*	*18*
Net debt	**-12,612.1**	**-13,560.5**	**-10,633.1**	**-9,084.1**	**-11,838.9**	**-10,184.0**	**-12,493.2**	**-10,795.0**	**-9,082.5**
Minority interest	-	-	-	**16.6**	-	**16.4**	-	**12.6**	**15.6**
Shareholders' equity	**13,983.4**	**13,287.5**	**11,842.9**	**10,798.3**	**11,842.1**	**10,998.3**	**11,347.6**	**10,778.1**	**11,201.1**
Net debt equity ratio/multiple	*0.90*	*1.02*	*0.90*	*0.84*	*1.00*	*0.93*	*1.10*	*1.00*	*0.81*

Notes 1–11 refer to page 18

Balance Sheet

MSEK	IFRS Sep 30, 2005	IFRS Jun 30, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Sep 30, 2004	Sw. GAAP Sep 30, 2004	IFRS Jun 30, 2004	Sw. GAAP Jun 30, 2004	Sw. GAAP Dec 31, 2003
ASSETS									
Fixed assets									
Goodwill	17,478.2	17,590.0	15,301.9	14,508.3	16,176.2	15,633.2	16,456.5	16,203.8	14,777.8
Acquisition related intangible fixed assets	553.0	589.4	433.2	-	472.0	-	500.8	-	-
Other intangible fixed assets	293.2	293.6	268.6	431.9	235.8	403.9	248.6	425.8	384.7
Tangible fixed assets	6,002.1	6,149.5	5,820.0	5,820.0	5,170.8	5,170.8	5,224.1	5,224.1	5,069.0
Shares in associated companies [2]	177.4	178.5	-	-	-	-	-	-	-
Non-interest bearing financial fixed assets [3]	1,922.0	1,972.4	1,875.6	1,876.2	2,013.6	2,015.9	1,994.0	1,996.6	2,455.2
Interest bearing financial fixed assets [3]	1,259.2	1,400.7	138.2	138.2	140.7	140.7	140.7	140.7	138.7
Total fixed assets	**27,685.1**	**28,174.1**	**23,837.5**	**22,774.6**	**24,209.1**	**23,364.5**	**24,564.7**	**23,991.0**	**22,825.4**
Current assets									
Non-interest bearing current assets	13,838.0	13,777.3	11,884.8	10,335.8	12,314.7	10,659.8	12,173.5	10,475.3	9,653.6
Other interest bearing current assets [3]	722.2	678.0	-	-	-	-	-	-	-
Cash and liquid funds	2,245.6	2,207.1	3,120.4	3,120.4	3,562.4	3,562.4	2,609.4	2,609.4	4,475.7
Total current assets	**16,805.8**	**16,662.4**	**15,005.2**	**13,456.2**	**15,877.1**	**14,222.2**	**14,782.9**	**13,084.7**	**14,129.3**
TOTAL ASSETS	**44,490.9**	**44,836.5**	**38,842.7**	**36,230.8**	**40,086.2**	**37,586.7**	**39,347.6**	**37,075.7**	**36,954.7**

MSEK	IFRS Sep 30, 2005	IFRS Jun 30, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Sep 30, 2004	Sw. GAAP Sep 30, 2004	IFRS Jun 30, 2004	Sw. GAAP Jun 30, 2004	Sw. GAAP Dec 31, 2003
SHAREHOLDERS' EQUITY AND LIABILITIES									
Shareholders' equity									
Restricted equity	6,987.1	6,973.2	6,471.0	6,471.0	7,331.1	7,331.1	7,776.2	7,776.2	7,820.9
Non-restricted equity [3]	6,994.9	6,313.6	5,355.3	4,327.3	4,494.6	3,667.2	3,558.8	3,001.9	3,380.2
Minority interests	1.4	0.7	16.6	-	16.4	-	12.6	-	-
Total shareholders' equity	**13,983.4**	**13,287.5**	**11,842.9**	**10,798.3**	**11,842.1**	**10,998.3**	**11,347.6**	**10,778.1**	**11,201.1**
Equity ratio,%	*31*	*30*	*30*	*30*	*30*	*29*	*29*	*29*	*30*
Minority interests	-	-	-	***16.6***	-	***16.4***	-	***12.6***	***15.6***
Long-term liabilities									
Non-interest bearing long-term liabilities	37.2	41.9	90.8	90.8	43.0	43.0	48.3	48.3	231.2
Interest bearing long-term liabilities [3]	7,683.7	7,845.2	10,141.8	10,141.8	11,241.1	11,241.1	11,296.5	11,296.5	11,205.7
Interest bearing provisions	-	-	-	-	-	-	-	-	32.6
Non-interest bearing provisions	2,230.9	2,234.3	2,116.3	2,081.4	2,801.3	2,784.1	2,655.5	2,638.7	2,072.5
Total long-term liabilities	**9,951.8**	**10,121.4**	**12,348.9**	**12,314.0**	**14,085.4**	**14,068.2**	**14,000.3**	**13,983.5**	**13,542.0**
Current liabilities									
Non-interest bearing current liabilities	11,400.3	11,426.5	10,901.0	10,901.0	9,857.8	9,857.8	10,052.9	10,052.9	9,737.4
Interest bearing current liabilities [3]	9,155.4	10,001.1	3,749.9	2,200.9	4,300.9	2,646.0	3,946.8	2,248.6	2,458.6
Total current liabilities	**20,555.7**	**21,427.6**	**14,650.9**	**13,101.9**	**14,158.7**	**12,503.8**	**13,999.7**	**12,301.5**	**12,196.0**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**44,490.9**	**44,836.5**	**38,842.7**	**36,230.8**	**40,086.2**	**37,586.7**	**39,347.6**	**37,075.7**	**36,954.7**

Changes in shareholders' equity

MSEK	Share capital	Restricted reserves	Non-restricted equity	Minority interests	Total
Opening balance according to IFRS	**365.1**	**6,105.9**	**5,355.3**	**16.6**	**11,842.9**
Effect of change of accounting principle IAS 39 [3]	-	-	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	**365.1**	**6,105.9**	**5,352.6**	**16.6**	**11,840.2**
Cash flow hedges net of tax	-	-	0.2	-	0.2
Translation differences	-	1,627.5	-347.4	-	1,280.1
Transfer between restricted & non-restricted reserves	-	-1,111.4	1,111.4	-	-
Transfer between minority interests & non-restricted reserves	-	-	15.2	-15.2	-
Net income for the period	-	-	1,958.1	-	1,958.1
Dividend	-	-	-1,095.2	-	-1,095.2
Closing balance	**365.1**	**6,622.0**	**6,994.9**	**1.4**	**13,983.4**

Data per share

SEK	IFRS Jul-Sep 2005	IFRS Jul-Sep 2004	Sw. GAAP Jul-Sep 2004	IFRS Jan-Sep 2005	IFRS Jan-Sep 2004	Sw. GAAP Jan-Sep 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Share price, end of period	*120.00*	*97.00*	*97.00*	*120.00*	*97.00*	*97.00*	*114.00*	*114.00*	*97.00*
Earnings after current taxes, after full conversion	2.08	1.83	1.09	5.46	5.05	2.93	6.95	4.19	3.66
Earnings after taxes, before full conversion	1.98	1.85	1.08	5.36	5.01	2.78	6.92	4.02	3.41
Earnings after taxes, after full conversion	1.95	1.81	1.07	5.27	4.92	2.78	6.79	4.01	3.45
Dividend	-	-	-	-	-	-	3.00	3.00	2.00
P/E-ratio after full conversion	-	-	-	-	-	-	17	28	28
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	364,808,523
Number of shares after full conversion	375,015,400	382,408,810	382,408,810	375,015,400	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810
Average number of shares after full conversion	375,015,400	382,408,810	382,408,810	379,944,340	382,408,810	382,408,810	382,408,810	382,408,810	382,416,866

Notes 2–3 refer to page 18

Divisional overview January – September 2005 and 2004

The Divisional Overview shows 2004 according to IFRS and after the organizational changes presented in the first quarter.
For comparatives for 2004 according to Swedish GAAP, please refer to the published Annual Report for 2004 pages 104-105.

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
MSEK	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Sales, external	15,636	15,294	18,322	17,234	3,729	3,029	2,006	1,591	8,610	7,317	-	-	48,303	44,465
Sales, intra-group	-	-	178	158	344	282	4	4	11	7	-537	-451	-	-
Total sales	**15,636**	**15,294**	**18,500**	**17,392**	**4,073**	**3,311**	**2,010**	**1,595**	**8,621**	**7,324**	**-537**	**-451**	**48,303**	**44,465**
Organic sales growth, %	***3***	***-1***	***5***	***4***	***6***	***2***	***24***	***28***	***3***	***4***	-	-	***4***	***3***
Operating income before amortization	**749**	**769**	**1,342**	**1,314**	**428**	**359**	**189**	**155**	**586**	**501**	**-190**	**-187**	**3,104**	**2,911**
Operating margin, %	***4.8***	***5.0***	***7.3***	***7.6***	***10.5***	***10.8***	***9.4***	***9.7***	***6.8***	***6.8***	-	-	***6.4***	***6.5***
Amortization of acquisition related intangible fixed assets	-24	-26	-30	-19	-11	-5	-7	-5	-20	-19	-	-	-92	-74
Acquisition related restructuring costs	-	0	-1	-2	-29	-2	-	-	-	-	-	-	-30	-4
Operating income after amortization	725	743	1,311	1,293	388	352	182	150	566	482	-190	-187	2,982	2,833
Operating capital employed	1,356	1,020	1,491	1,665	809	669	1,128	819	2,817	2,597	786	263	8,387	7,033
Operating capital employed as % of sales[1)]	***6***	***5***	***6***	***7***	***14***	***12***	***41***	***38***	***24***	***27***	-	-	***13***	***12***
Goodwill	6,862	6,572	5,507	4,980	2,158	2,041	60	22	2,891	2,561	-	-	17,478	16,176
Acquisition related intangible fixed assets	40	54	178	100	217	223	58	16	60	79	-	-	553	472
Shares in associated companies	-	-	-	-	-	-	-	-	-	-	177	-	177	-
Capital employed	**8,258**	**7,646**	**7,176**	**6,745**	**3,184**	**2,933**	**1,246**	**857**	**5,768**	**5,237**	**963**	**263**	**26,595**	**23,681**
Return on capital employed,% [2)]	***12***	***14***	***26***	***27***	***20***	***17***	***19***	***26***	***14***	***13***	-	-	***16***	***17***

[1)] *Adjusted for the full year sales of acquired entities.*

[2)] *Return on capital employed is based on 12 months operating income, which for the first nine months 2004 is not adjusted to IFRS since the last quarter of 2003 that impacts this calculation has not been restated to IFRS. The impact on operating income before amortization in 2003 is not deemed to be significant.*

Notes

1) The calculation of organic sales growth is specified in the table Specification of currency changes – Sales on page 21.

2) Share in income of associated companies refers to Securitas Employee Convertible 2002 Holding S.A.. The share of capital and voting rights after the partial redemption of the convertible debenture loans issued is 43.1 percent. The equity method is used to account for shares in associated companies. The share in income of associated companies consists of MSEK:

	Q3	*9M*
Reversal of negative goodwill	-	*11.3*
Share in income for the period	*0.2*	*0.2*
Total	*0.2*	*11.5*

The negative goodwill relates to the discount on the share purchase price which is based on a market valuation of the share calculated by using a market interest rate for the remaining duration of the convertible debenture loans. This discount offsets the cost of writing off prepaid financial expenses related to the program of MSEK -10.7 included in Net financial items as well as to other costs related to the redemption. Thus the net impact for the Group is not material. Both the reversal of negative goodwill and the write off of prepaid financial expenses are non-recurring items. After the reversal of negative goodwill, there is no difference between the Group's book value of the shares in associated companies and the Parent Company's share of capital of Securitas Employee Convertible 2002 Holding S.A.

3) The impact of the transition to IAS 39 and its impact on the statement of income and balance sheet can be found on page 20. Securitas has chosen to separate all revaluation effects from the other financial items that are included in Net financial items in order to make it easier to compare Net financial items for 2005 with comparatives that are not impacted by IAS 39.

4) Cash flow from operational activities is unchanged under IFRS compared to under Swedish GAAP. However due to the reclassification of amortization previously included in operating income before amortization of goodwill, operating income before amortization has increased with MSEK 8.0 for July – September 2004 under IFRS, MSEK 24.0 for January – September 2004 under IFRS and with MSEK 32.1 for January – December 2004 under IFRS. This impact is offset by a reduction in the depreciation that is added back in the cash flow with MSEK -8.0 for July – September under IFRS, MSEK -24.0 for January – September 2004 under IFRS and with MSEK -32.1 for January – December 2004 under IFRS.

5) Free cash flow as a percent of operating income before amortization less current taxes and net financial items (adjusted income).

6) Free cash flow (rolling 12 months) in relation to closing net debt.

7) The change in accounting principles for January – September 2005 is the result of the adoption of IAS 39. For further information please refer to page 20. The change in accounting principles for previous periods have been described in previous interim reports for all periods accounted for under Swedish GAAP. For previous periods accounted for under IFRS, please refer to pages 99–115 of the published Annual Report for 2004.

8) Change in loans includes the change in securitization for all periods accounted for under IFRS. Revaluation of financial instruments has no cash flow impact and is thus shown as a separate item in the specification to the change in net debt. Translation differences include translation on the securitization for all periods accounted for under IFRS.

9) Adjusted for the full year sales of acquired entities.

10) The key ratios for return on operating capital employed and return on capital employed are for the first nine months 2004 and for the third quarter 2004 based on rolling 12 months operating income, which is not fully adjusted to IFRS since 2003 has not been restated for IFRS. The impact on operating income before amortization in 2003 is not deemed to be significant.

11) Operating income before amortization (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

IFRS Transition information

This information is provided for the purpose of disclosing the impact of adopting IAS/IFRS for the third quarter 2004. The impact on net income for the first and second quarters 2004 and for the first nine months 2004 are also shown for reference purposes. The accumulated impact for both net income and shareholders' equity has already been disclosed in the published Annual Report for 2004.

Impact on Net Income for the period (MSEK)	Jan-Mar 2004	Apr-Jun 2004	Jul-Sep 2004	Jan-Sep 2004
Net income for the period according to Swedish GAAP	289.9	333.4	393.3	1,016.6
Reclassification from Production expenses	0.9	0.9	0.8	2.6
Reclassification from Selling and administrative expenses	4.8	4.9	4.9	14.6
Reclassification to Amortization of acquisition related intangible fixed assets	-5.7	-5.8	-5.7	-17.2
Net impact from reclassification	-	-	-	-
Reversal of amortization from Selling and administrative expenses IFRS 3	2.3	2.2	2.3	6.8
Reversal of Amortization of goodwill IFRS 3	278.7	285.7	301.1	865.5
Amortization of acquisition related intangible fixed assets IFRS 3	-17.9	-18.3	-20.3	-56.5
Acquisition related restructuring costs IFRS 3	-3.6	0.6	-1.4	-4.4
Deferred tax on IFRS adjustments IFRS 3	1.3	-0.3	1.5	2.5
Reversal of minority share in net income for the period	0.1	0.2	0.1	0.4
Net impact of effects on net income from IFRS	260.9	270.1	283.3	814.3
Net income for the period according to IFRS	550.8	603.5	676.6	1,830.9

Impact on Shareholders' equity by quarter (MSEK)	Sep 30, 2004
Opening balance according to adopted balance sheet Jan 1, 2004	11,201.1
Effects of change in accounting principle RR 29/IAS 19 [1]	-530.8
Opening balance adjusted in accordance with RR 29/IAS 19 Jan 1, 2004	10,670.3
Translation differences Swedish GAAP Jan-Mar	317.1
Net income for the period according to Swedish GAAP Jan-Mar	289.9
Net changes to shareholders' equity according to Swedish GAAP in Q1 2004	607.0
Effects of change regarding transfer of minority interests per 31 March [2]	13.4
Effects of change regarding minority interests in net income Jan-Mar [2]	-0.1
Effects of change in accounting principle IFRS 3 per 31 March [3]	24.2
Effects of change on net income from IFRS Jan-Mar [4]	260.9
Impact of change in accounting principles on translation differences Jan-Mar	3.8
Net effects on shareholders equity resulting from the transition to IFRS in Q1 2004	302.2
Opening balance according to IFRS April 1, 2004	11,579.5
Translation differences Swedish GAAP Apr-Jun	-102.5
Net income for the period according to Swedish GAAP Apr-Jun	333.4
Dividend paid	-730.1
Net changes to shareholders' equity according to Swedish GAAP in Q2 2004	-499.2
Effects of change regarding transfer of minority interests per 30 June [2]	-0.8
Effects of change regarding minority interests in net income Apr-Jun [2]	-0.2
Effects of change on net income from IFRS Apr-Jun [4]	270.1
Impact of change in accounting principles on translation differences Apr-Jun	-1.8
Net effects on shareholders equity resulting from the transition to IFRS in Q2 2004	267.3
Opening balance according to IFRS July 1, 2004	11,347.6
Translation differences Swedish GAAP Jul-Sep	-173.1
Net income for the period according to Swedish GAAP Jul-Sep	393.3
Net changes to shareholders' equity according to Swedish GAAP in Q3 2004	220.2
Effects of change regarding transfer of minority interests per 30 September [2]	3.8
Effects of change regarding minority interests in net income Jul-Sep [2]	-0.1
Effects of change on net income from IFRS Jul-Sep [4]	283.3
Impact of change in accounting principles on translation differences Jul-Sep	-12.7
Net effects on shareholders equity resulting from the transition to IFRS in Q3 2004	274.3
Closing balance according to IFRS September 30, 2004	11,842.1

1) The impact from IAS 19 while being considered and IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the interim report for the third quarter 2004, since the Swedish standard corresponding to IAS 19 - RR 29 was implemented under Swedish GAAP as per January 1, 2004.

2) Minority interests are under IFRS treated as a separate component of shareholders' equity. Minority interests in the income statement should not impact net income.

3) IFRS 3 requires that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, to be reversed to equity net of deferred tax.

4) Please refer to Impact on Net income for the period and the net impact of effects on net income from IFRS above.

Impact of adopting IAS 39 Financial Instruments

IAS 39 Financial Instruments: Recognition and Measurement has been implemented as from January 1, 2005 without the comparatives being restated, which is in line with the exemption listed in IFRS 1.

Financial instruments are recorded initially at fair value with the subsequent measurement depending on the designation of the instrument.

The Group designates its financial instruments in the following categories:

- Financial assets or financial liabilities at fair value through profit and loss (including derivatives not designated as hedging instruments)
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets
- Financial liabilities designated for hedging
- Other financial liabilities
- Derivatives designated for hedging

Most of the Group's current assets are loans and receivables (including accounts receivables and most other current receivables). Financial assets or financial liabilities at fair value through profit or loss, held to maturity investments and available-for-sale financial assets are normally categories in which the Group has no or very limited positions. Financial liabilities designated for hedging includes both long-term and short-term loans designated as hedged instruments and hedged effectively via derivatives designated for hedging. Other financial liabilities comprise all other financial liabilities including such items as accounts payable and other current liabilities and also any long-term and short-term loans not included in financial liabilities designated for hedging.

Financial liabilities designated for hedging that qualifies for fair value hedge accounting are carried at fair value in the balance sheet. Changes in the fair value are included in the statement of income in the period in which they arise. The corresponding gain or loss from re-measuring the hedging instrument (the derivative instrument) at fair value is also included in the statement of income in the same period as that in which the gain or loss on the hedged instrument arises. Cash flow hedging instruments are carried at fair value in the balance sheet and the gain or loss from re-measuring the hedging instrument at fair value are recognized in equity with a reversal from equity to the statement of income in the period of which the cash flow of the hedged item impacts the statement of income. Gains and losses on derivatives that are part of a net investment hedge relationship are recognized in equity.

Most of the financial hedging activities in the Group qualify for hedge accounting under IAS 39. One exception is the exposure to floating USD interest rate risk that is being hedged via a program of interest rate swaps for an amount of MUSD 487 maturing during 2006 and up until April 2007. As per January 1, 2005 the unrealized loss on these interest rate swaps amounted to MSEK -9 before tax. In addition to this the impact from all other instruments that are required to be recognized at fair value from January 1, 2005 amounted to MSEK 5. The net impact of MSEK -4 has net of deferred tax been accounted for as a reduction in non restricted reserves of MSEK -3, as it constituted a change in accounting principles.

On January 1, 2005 the Group recognized the fair value of the financial liabilities designated for hedging and the derivates designated for hedging, in the balance sheet. This has resulted in an increase of MSEK 2,467.0 in Interest bearing financial fixed assets, an increase of MSEK 76.4 in Interest bearing current liabilities, an increase of MSEK 2,394.4 in Interest bearing long-term liabilities, an increase of MSEK 1.1 in deferred tax included in Non-interest bearing financial fixed assets and a decrease in Non-restricted equity of MSEK -2.7 mainly coming from the unrealized loss on the interest rate swaps. The impact on the balance sheet size is an increase from MSEK 38,842.7 to MSEK 41,310.8 with MSEK 2,468.1. This has resulted in a small reduction in the equity ratio. The net debt increased slightly from MSEK 10,633.1 to MSEK 10,636.9 with MSEK 3.8.

The fair value adjustments of the financial instruments will consequently impact the size of the net debt but as they will not result in a real cash flow for the Group they will be shown on a separate line in the statement which reconciles the change in net debt.

As per September 30, 2005 the recognition of the fair value of the financial instruments has resulted in a positive revaluation of MSEK 41.3 in the statement of income and MSEK 0.3 (MSEK 0.2 net of tax) via non-restricted reserves. The main explanation for this is the increase in USD interest rates during the first nine months 2005 which has resulted in a positive revaluation of the USD interest rate swaps.

The revaluation impact for the third quarter 2005 is a positive revaluation of MSEK 11.9 in the statement of income and MSEK 0.3 (MSEK 0.2 net of tax) via non-restricted reserves. This reflects an increase in USD interest rates during the quarter which however is partly offset by a shorter remaining duration for the derivatives.

IAS 39 will create more volatility in the income statement and balance sheet but it will not impact the Group's cash flow or its treasury strategies. The USD interest rate swaps or any other instrument that will be accounted for with a similar impact any unrealized gains or losses will come back to zero on the final maturity date.

For further information please refer to the table below.

	January 1, 2005			Accumulated impact Jun 30, 2005	Period impact Jul-Sep, 2005	Accumulated impact Sept 30, 2005
MSEK	**Opening balance before IAS 39**	**Effects of transition to IAS 39**	**Opening balance adjusted for IAS 39**		**Revaluation of financial instruments**	
Other fixed assets	21,823.7	-	21,823.7	-	-	-
Non-interest bearing financial fixed assets	1,875.6	1.1	1,876.7	-1.1	-	-1.1
Interest bearing financial fixed assets	138.2	2,467.0	2,605.2	-1,171.0	-141.0	-1,312.0
Total fixed assets	**23,837.5**	**2,468.1**	**26,305.6**	**-1,172.1**	**-141.0**	**-1,313.1**
Non-interest bearing current assets	11,884.8	-	11,884.8	-	-	-
Other interest bearing current assets	-	-	-	678.0	44.2	722.2
Cash and liquid funds	3,120.4	-	3,120.4	-	-	-
Total current assets	**15,005.2**	**-**	**15,005.2**	**678.0**	**44.2**	**722.2**
TOTAL ASSETS	**38,842.7**	**2,468.1**	**41,310.8**	**-494.1**	**-96.8**	**-590.9**
Restricted equity	6,471.0	-	6,471.0	-	-	-
Non-restricted equity[1)]	5,355.3	-2.7	5,352.6	21.1	8.9	30.0
Minority interests	16.6	-	16.6	-	-	-
Total shareholders' equity	**11,842.9**	**-2.7**	**11,840.2**	**21.1**	**8.9**	**30.0**
Non-interest bearing long-term liabilities	90.8	-	90.8	-	-	-
Interest bearing long-term liabilities	10,141.8	2,394.4	12,536.2	-1,196.9	-58.8	-1,255.7
Non-interest bearing provisions	2,116.3	-	2,116.3	7.2	3.3	10.5
Total long-term liabilities	**12,348.9**	**2,394.4**	**14,743.3**	**-1,189.7**	**-55.5**	**-1,245.2**
Non-interest bearing current liabilities	10,901.0	-	10,901.0	-	-	-
Interest bearing current liabilities	3,749.9	76.4	3,826.3	674.5	-50.2	624.3
Total current liabilities	**14,650.9**	**76.4**	**14,727.3**	**674.5**	**-50.2**	**624.3**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**38,842.7**	**2,468.1**	**41,310.8**	**-494.1**	**-96.8**	**-590.9**
Net debt	**-10,633.1**	**-3.8**	**-10,636.9**	**29.4**	**12.2**	**41.6**

1) The impact on non-restricted equity as per January 1, 2005 is the increase in net debt (MSEK -3.8) net of deferred tax (MSEK 1.1). The accumulated impact per June 30, 2005 is the decrease in net debt (MSEK 29.4) net of deferred tax (MSEK -8.3). The accumulated impact per September 30, 2005 is the decrease in net debt (MSEK 41.6) net of deferred tax (MSEK -11.6). The impact for the period July-September 2005 is a decrease in net debt (MSEK 12.2) net of deferred tax (MSEK -3.3). The accumulated revaluation impact per September 30, 2005 is recognized via the statement of income (MSEK 41.3) and via non-restricted reserves (MSEK 0.3 before tax and MSEK 0.2 net of tax). The revaluation impact for the period July-September 2005 is recognized via the statement of income (MSEK 11.9) and via non-restricted reserves (MSEK 0.3 before tax and MSEK 0.2 net of tax).

Specification of currency changes, Group

Sales, MSEK	Jul – Sep 2005	Jul – Sep 2004	%
Total sales	16,874	15,182	*11*
Acquisitions/Divestitures	-485	-47	
Currency change from 2004	-495	-	
Organic sales	15,894	15,135	*5*

Sales, MSEK	Jan – Sep 2005	Jan – Sep 2004	%
Total sales	48,303	44,465	*9*
Acquisitions/Divestitures	-1,792	-90	
Currency change from 2004	-156	-	
Organic sales	46,355	44,375	*4*

Operating income, MSEK	Jul – Sep 2005	Jul – Sep 2004	%
Operating income	1,134	1,071	*6*
Currency change from 2004	-35	-	
Organic operating income	1,099	1,071	*3*

Operating income, MSEK	Jan – Sep 2005	Jan – Sep 2004	%
Operating income	3,104	2,911	*7*
Currency change from 2004	-21	-	
Organic operating income	3,083	2,911	*6*

Income before taxes, MSEK	Jul – Sep 2005	Jul – Sep 2004	%
Income before taxes	978	912	*7*
Currency change from 2004	-29	-	
Organic income before taxes	949	912	*4*

Income before taxes, MSEK	Jan – Sep 2005	Jan – Sep 2004	%
Income before taxes	2,642	2,439	*8*
Currency change from 2004	-23	-	
Organic income before taxes	2,619	2,439	*7*

Specification of quarterly development 2004 adjusted for organizational changes and IFRS

Security Services USA MSEK	Q1	Q2	Q3	Q4	2004
Sales	5,073	5,079	5,142	4,723	20,017
Organic sales growth	*0%*	*-2%*	*-2%*	*-2%*	*-2%*
Operating income	249	260	260	213	982
Operating margin	*4.9%*	*5.1%*	*5.1%*	*4.5%*	*4.9%*

Security Services Europe MSEK	Q1	Q2	Q3	Q4	2004
Sales	5,671	5,814	5,907	5,897	23,289
Organic sales growth	*3%*	*3%*	*6%*	*5%*	*4%*
Operating income	415	420	479	535	1,849
Operating margin	*7.3%*	*7.2%*	*8.1%*	*9.1%*	*7.9%*

Securitas Systems MSEK	Q1	Q2	Q3	Q4	2004
Sales	982	1,119	1,210	1,413	4,724
Organic sales growth	*3%*	*0%*	*3%*	*-1%*	*1%*
Operating income	104	132	123	195	554
Operating margin	*10.6%*	*11.8%*	*10.2%*	*13.8%*	*11.7%*

Direct MSEK	Q1	Q2	Q3	Q4	2004
Sales	497	538	560	595	2,190
Organic sales growth	*27%*	*28%*	*28%*	*28%*	*28%*
Operating income	42	46	67	51	206
Operating margin	*8.5%*	*8.6%*	*12.0%*	*8.6%*	*9.4%*

Cash Handling Services MSEK	Q1	Q2	Q3	Q4	2004
Sales	2,376	2,438	2,510	2,758	10,082
Organic sales growth	*2%*	*4%*	*6%*	*7%*	*5%*
Operating income	123	161	217	213	714
Operating margin	*5.2%*	*6.6%*	*8.6%*	*7.7%*	*7.1%*

Other and Eliminations MSEK	Q1	Q2	Q3	Q4	2004
Sales	-146	-158	-147	-164	-615
Operating income	-48	-64	-75	-92	-279

Group MSEK	Q1	Q2	Q3	Q4	2004
Sales	14,453	14,830	15,182	15,222	59,687
Organic sales growth	*2%*	*2%*	*4%*	*3%*	*3%*
Operating income	885	955	1,071	1,115	4,026
Operating margin	*6.1%*	*6.4%*	*7.1%*	*7.3%*	*6.7%*

The quarterly development shows the Group's divisions after the organizational changes presented in the first quarter. Furthermore Cash Handling Services now includes a separate captive company, previously included under the Other heading. This latter change has mainly impacted operating capital employed and capital employed for the division. The impact on the divisions' operating income is not material.

File No. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries in Europe and North America.

SECURITAS

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Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302-7241